August 26, 2005

Via US Mail and Facsimile

Mr. Zha Zianping
Chief Financial Officer
Brilliance China Automotive Holdings Limited
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong

Re: Brilliance China Automotive Holdings Limited
Form 20-F for the year ended December 31, 2004
Commission File Number: 001-11412

Dear Mr. Zha:

        We have reviewed your August 12, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources

Table of Contractual Obligations, page 41

1. Refer to our previous comment 1. Please revise your intended disclosure to fully explain your method of calculating total interest to be incurred over the life of the convertible bonds and other debt included in your table of contractual obligations. These explanations should include term and interest rate as well as the total interest resulting from such calculation.

Item 18. Financial Statements

Consolidated Statements of Cash Flows, pages F-7 and F-8

2. With respect to the RMB 12,401 of interest payable on convertible bonds shown for 2004, it is unclear why you refer to this interest as "payable" given your disclosure in Note 16, which describes these convertible bonds as Zero Coupon Bonds. Please clarify your disclosures, as appropriate.

3. Based on the table in Note 16, it appears that you accrued RMB 1,187 of interest with respect to the Bonds during 2003, and accrued an additional RMB 12,401 of interest during 2004, for a total accrual of RMB 13,588 as of December 31, 2004. However, in your Consolidated Statements of Cash Flows, you show interest of RMB 12,401 for 2004 but no amount for 2003. Please correct or explain this apparent inconsistency.

Note 11 – Property, Plant and Equipment, page F-29

4. Refer to our previous comment 5. Please revise your intended disclosure to fully explain the facts and circumstances leading to the impairment of fixed assets. Refer to paragraph 26a of SFAS 144.

Note 12 – Intangible Assets, page F-30

5. Refer to our previous comment 6. Please revise your disclosure to include a description of your asset class(es), the total amount assigned to each class (as necessary), and the amount of any significant residual asset value in total and by class (as necessary). Refer to paragraphs 44 a (1) and (2) of SFAS 142.

Note 16 – Convertible Bonds, page F-36

6. Please disclose the interest rate you use to accrue interest with respect to the Bonds, and explain how this interest rate was determined.

7. Since the Bonds were issued at par and will be redeemed at par at their maturity date in 2008, unless previously converted, redeemed or purchased and cancelled, please tell us how you intend to account for the accrued interest expense as of the maturity date in the event you redeem the Bonds at 100% of their outstanding principal amount on their maturity date in 2008.

Note 18 – Notes Payable, page F-37

8. In light of the significance of your notes payable, which comprise more than half of your total liabilities at December 31, 2004, please expand your disclosure to more fully discuss the

terms of these notes payable, including their interest rates, maturity dates, restrictive covenants (if any), and any other pertinent information.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions or any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief